Exhibit 99.1

11 November 2019

Motif Bio plc

("Motif Bio" or the "Company")

Settlement Agreement

Motif Bio plc (AIM/Nasdaq: MTFB) announces that its subsidiary Motif BioSciences Inc., has reached agreement with its former clinical research organisation to settle all obligations without further payment.  This will result in the reversal of a previously recognised expense and the reduction of the Motif BioSciences Inc.’s trade payables and accruals by USD$2.4 million.

This payable and accrual was shown in the year-end 2018 and interim financials and was referenced in Note 7 of the interim financial results for the six months ended 30 June 2019, which can be viewed here: https://www.londonstockexchange.com/exchange/news/market-news/market-news-detail/MTFB/14247356.html

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

For further information please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

SP Angel Corporate Finance LLP (NOMAD & BROKER)	+44 (0)20 3470 0470
David Hignell/Caroline Rowe (Corporate Finance) Vadim Alexandre/Abigail Wayne (Sales & Broking)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Lianne Cawthorne	motifbio@walbrookpr.com

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, (x) Motif Bio’s ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 15, 2019, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.